

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

March 2, 2007

By Facsimile and U.S. Mail

Mr. Steven Weldon
Chief Financial Officer
Inverted Paradigms Corporation
1800 2nd Street East, Suite 735
Sarasota, Florida 34326

> **Re:** **Inverted Paradigms Corporation**
> **Form 10-KSB/A for the calendar year ended December 31, 2005**
> **Filed February 9, 2007**
> **File No. 000-27131**

Dear Mr. Weldon:

　　We have reviewed the amended annual and interim reports filed February 8, 2007, and February 9, 2007, in response to our prior comments dated June 15, 2006, August 3, 2006 and October 13, 2006, and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Restatements – General

1. Please confirm to us you reconsidered the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures in light of your amendments.

Form 10-KSB/A December 31, 2005

Exhibits 31 and 32

2. Please revise your exhibits to include a date at the end of each of your certifications and file a full amendment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.   Please submit your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272, or Donna Di Silvio, at (202) 551-3202. Any other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief